UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INOZYME PHARMA, INC.

(Name of Subject Company (Issuer))

INCLINE MERGER SUB, INC.

(Offeror)

A Wholly Owned Subsidiary of

BIOMARIN PHARMACEUTICAL INC.

(Offeror)

(Name of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45790W108

(CUSIP Number of Class of Securities)

G. Eric Davis

Executive Vice President & Chief Legal Officer

James Sabry, Ph.D.

Executive Vice President & Chief Business Officer

BioMarin Pharmaceutical Inc.

770 Lindaro Street

San Rafael, California 94901

(415) 506-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jamie Leigh, Esq.

Ben Beerle, Esq.

Chadwick Mills, Esq.

Siana Lowrey, Esq.

Cooley LLP

3 Embarcadero Center

20th Floor

San Francisco, CA 94111

+1 (415) 693-2000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Incline Merger Sub, Inc. (Merger Sub), a Delaware corporation and wholly-owned subsidiary of BioMarin Pharmaceutical Inc., a Delaware corporation (BioMarin), for all of the outstanding common stock of Inozyme Pharma, Inc., a Delaware corporation (Inozyme). The tender offer will be commenced pursuant to the Agreement and Plan of Merger, dated as of May 16, 2025, by and among BioMarin, Merger Sub and Inozyme.

Forward Looking Statements

This filing contains forward-looking statements about, among other things, the proposed acquisition of Inozyme by BioMarin and the business prospects of Inozyme and BioMarin, including, without limitation, statements about: the anticipated occurrence, manner and timing of the proposed tender offer and the closing of the proposed acquisition; the prospective benefits of the proposed acquisition, including expectations that it will strengthen BioMarin’s enzyme therapies portfolio and be a strong strategic fit for BioMarin; Inozyme’s product candidate INZ-701 and expectations regarding its ongoing development, including the potential for INZ-701 to be the first treatment for children and adults with ENPP1 deficiency, the potential benefits of INZ-701 for patients, the anticipated timing for data from the first Phase 3 pivotal study of INZ-701 in children, the anticipated costs of developing INZ-701 and the potential regulatory approval of INZ-701 in 2027; potential revenue for INZ-701; additional INZ-701 clinical programs intended to expand to patients of all ages; the anticipated market for INZ-701; plans for an INZ-701 pivotal study for adolescents and adults; INZ-701’s potential to expand into additional indications where deficiencies in the Pyrophosphate-Adenosine Pathway contribute to disease pathology; the accounting treatment of the potential acquisition under GAAP and its potential impact on BioMarin’s financial results and financial guidance; BioMarin’s plans for external innovation, including BioMarin being in a strong financial position to acquire additional assets; BioMarin’s ability to execute additional transactions in future quarters; statements about BioMarin’s future financial performance, including the expectations of Non-GAAP Operating Margin percentage; and other statements that are not historical facts. Actual results could differ materially from those anticipated in these forward-looking statements. Except as required by law, each of BioMarin and Inozyme assume no obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise. These statements, which represent each of BioMarin’s and Inozyme’s current expectations or beliefs concerning various future events that are subject to significant risks and uncertainties, may contain words such as “may,” “will,” “would,” “could,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “project,” “seek,” “should,” “strategy,” “future,” “opportunity,” “potential” or other similar words and expressions indicating future results.

These forward-looking statements are predictions and involve risks and uncertainties such that actual results may differ materially from these statements. Forward-looking statements reflect current beliefs and expectations; however, these statements involve inherent risks and uncertainties, including, without limitation, with respect to: consummating the proposed acquisition in the anticipated timeframe, if at all; how many of Inozyme’s stockholders will tender their Shares in the Offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the transaction (or only grant approval subject to adverse conditions or limitations); the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any; the effects of the proposed acquisition (or the announcement thereof) on Inozyme’s or BioMarin’s stock price and/or BioMarin’s or Inozyme’s operating results; unknown or inestimable liabilities; the development, launch and commercialization of products and product candidates such as INZ-701, if approved; the successful completion of regulatory activities with respect to INZ-701; the parties’ ability to realize the anticipated benefits of the proposed acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period and that BioMarin and Inozyme will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; obtaining and maintaining adequate coverage and reimbursement for BioMarin’s or Inozyme’s products; the time-consuming and uncertain regulatory approval process; the costly and time-consuming pharmaceutical product development process and the uncertainty of clinical success, including risks related to failure or delays in successfully initiating or completing clinical trials and assessing patients, including with respect to current and planned future clinical trials of INZ-701; global economic, financial, and healthcare system disruptions and the current and potential future negative impacts to BioMarin’s or Inozyme’s business operations and financial results; the sufficiency of BioMarin’s or Inozyme’s cash flows and capital resources; BioMarin’s ability to fund the acquisition with existing cash and investments; BioMarin’s evaluation of the accounting treatment of the potential acquisition and its potential impact on its financial results and financial guidance; BioMarin’s or Inozyme’s ability to achieve targeted or expected future financial performance and results and the uncertainty of future tax, accounting and other provisions and estimates; the effects of the transaction on relationships with key third parties, including employees, customers, suppliers, other business partners or governmental entities, including the risk that the proposed acquisition adversely affects employee retention; transaction costs; risks that the proposed acquisition disrupts current plans and operations; risks that the proposed transaction diverts management’s attention from ongoing business operations; changes in Inozyme’s business during the period between announcement and closing of the proposed acquisition; any legal proceedings and/or regulatory actions that may be instituted related to the proposed acquisition; and other risks and uncertainties affecting BioMarin and Inozyme, including those risk factors detailed in BioMarin’s and Inozyme’s filings with the Securities and Exchange Commission (SEC), including, without limitation, the risk factors contained under the caption “Risk Factors” in BioMarin’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025 and Inozyme’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025, as such risk factors may be updated by any subsequent reports, as well as the Tender Offer Statement on Schedule TO and related tender offer documents to be filed by BioMarin and Merger Sub, and the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by Inozyme. Stockholders of BioMarin and Inozyme are urged not to place undue reliance on forward-looking statements, which speak only as of the date hereof. BioMarin and Inozyme are under no obligation, and expressly disclaim any obligation, to update (publicly or otherwise) or alter any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events or otherwise.

Additional Information about the Acquisition and Where to Find It

The tender offer for all of the outstanding shares of Inozyme described in this filing has not yet commenced. This filing is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Inozyme, BioMarin or Merger Sub will file with the SEC upon commencement of the tender offer. The solicitation and offer to tender and the offer to buy outstanding shares of Inozyme will only be made pursuant to a tender offer statement on Schedule TO, including an Offer to Purchase and related tender offer materials that BioMarin and Merger Sub are expected to file with the SEC. At the time the tender offer is commenced, BioMarin and Merger Sub will file a Tender Offer Statement on Schedule TO, and Inozyme will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS), AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION AND THE PARTIES THERETO. INVESTORS AND STOCKHOLDERS OF INOZYME ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AND EACH AS IT MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND STOCKHOLDERS OF INOZYME SHOULD CONSIDER BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER. The tender offer materials (including the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents), as well as the Solicitation/Recommendation Statement, will be made available to all investors and stockholders of Inozyme at no expense to them at SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by BioMarin will be available free of charge on BioMarin’s website at www.biomarin.com. Copies of the documents filed with the SEC by Inozyme will be available free of charge on Inozyme’s website, www.inozyme.com, or by contacting Inozyme’s investor relations department at investorrelations@inozyme.com. The information contained in, or that can be accessed through, BioMarin’s and Inozyme’s websites is not a part of, or incorporated by reference herein. In addition to the Offer to Purchase, related Letter of Transmittal and certain other tender offer documents, and Solicitation/Recommendation Statement, BioMarin and Inozyme file annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read any reports, statements or other information filed by BioMarin and Inozyme with the SEC for free on the SEC’s website at www.sec.gov.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Letter to BioMarin Employees dated May 16, 2025

99.2	Letter to Inozyme Employees dated May 16, 2025

99.3	BioMarin Social Media Content dated May 16, 2025